Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 333-268364
Date: January 11, 2023

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

Consent Solicitation Email Sent to Figma Stockholders of Record

Subject: Action Required – Pending Acquisition of Figma, Inc. by Adobe Inc.

CC: Figma (consents@figma.com); [***]

BCC: Stockholders of Record of Figma as of December 10, 2022

Important Notice Regarding Figma, Inc. – Action Required

Dear Stockholder of Figma, Inc.,

Figma, Inc. (“Figma”) is in the process of being acquired by Adobe Inc. (the “Acquisition”). The completion of the Acquisition requires the consent of the holders of Figma capital stock. Figma’s board of directors believes the Acquisition is fair to and in the best interests of Figma and its stockholders, and has unanimously voted to approve the Acquisition.

This email has been sent to you to solicit your consent to the Acquisition. Attached to this email is a copy of the consent solicitation statement, which contains the information relevant to the Acquisition, including a ‘Q&A’ section beginning on page 6.

Please take the following actions as soon as reasonably practicable and, in any case, no later than 5:00 p.m. Pacific Time, on January 19, 2023:

1.	Please read the attached document carefully, as it contains important information pertaining to the treatment of your Figma stock in connection with the Acquisition.

2.	Please sign and complete the Figma Stockholder Consent linked here to vote on the Acquisition.

After reading the document attached here, if you have any remaining questions, you can ask them by replying-all to this email (you can also reach out if you have difficulty opening the document attached here or the hyperlink to the Figma Stockholder Consent). Prior to the completion of the Acquisition, you will receive a Letter of Transmittal from the exchange agent engaged in connection with the Acquisition with instructions on how to receive your portion of the Acquisition consideration.

Best,

[***]

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed acquisition of Figma, Adobe has filed a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction and which includes a consent solicitation statement/prospectus. The registration statement was declared effective on January 11, 2023.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.